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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

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                               SCHEDULE 14D-9
                               (RULE 14d-101)

                Solicitation/Recommendation Statement Under
          Section 14(d)(4) of the Securities Exchange Act of 1934
                             (Amendment No. 1)
                             -----------------

                          Rare Medium Group, Inc.
                         (Name of Subject Company)

                          Rare Medium Group, Inc.
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                 75382N109
                   (CUSIP Number of Class of Securities)

                             -----------------

                           Robert C. Lewis, Esq.
                           Senior Vice President,
                       General Counsel and Secretary
                          Rare Medium Group, Inc.
                       44 West 18th Street, 6th Floor
                          New York, New York 10011
                               (646) 638-9700
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
        Communications on Behalf of the Person(s) Filing Statement)
                             -----------------

                              With copies to:
                         Gregory A. Fernicola, Esq.
                          David J. Friedman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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This Amendment No. 1 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed by Rare Medium Group, Inc. on April 9, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4 is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:


Item 4.  The Solicitation or Recommendation.

                  The Company's Board of Directors is not making a recommendation, is not expressing an opinion and is remaining neutral toward the Offer. The Company's Board of Directors has made no determination whether the Offer is fair to, or in the best interests of, the holders of shares of Common Stock, and for this reason is making no recommendation regarding whether the holders of Common Stock should accept the Offer and tender their shares of Common Stock.

                  The Board of Directors' decision to remain neutral toward the Offer was based on the fact that the Offer was being made pursuant to the terms set forth in the Stipulation of Settlement and is intended to provide additional liquidity to the holders of Common Stock and, thereby, provide near-term price support for the market price of the Common Stock in light of the Company's recent announcement of a one for ten reverse stock split. The Board of Directors' also believed, given that the Offer was only for a portion of the outstanding shares, that each stockholder should make his or her own decision whether or not to accept the Offer based on such stockholder's particular investment considerations.

                  By accepting the Offer and tendering shares of Common Stock in the Offer, stockholders will surrender their right, with respect to the tendered shares, to participate in any future benefits from ownership of shares of Common Stock, including participating in the announced rights offering, in any future earnings growth of the Company and in any subsequent increase in the value of the Company. The Company will be filing a registration statement relating to the rights offering with the SEC shortly. Stockholders are urged to read that document for more details on the terms of the rights offering.

                  In addition, stockholders who tender their shares of Common Stock could recognize a taxable gain or loss upon sale of their shares of Common Stock. Therefore, stockholders should consult with their respective advisors about the financial, legal, tax and other consequences of the Offer.

                  The Company's Board of Directors urges each stockholder to make his, her or its own decision as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of their own investment objectives, their views as to the Company's prospects and outlook, their interest or ability in participating in the rights offering and any other factors which such stockholder deems relevant to his, her or its investment decision.

                  After reasonable inquiry, to the best of the Company's knowledge, no officer, director or affiliate of the Company currently intends to tender shares of Common Stock pursuant to the Offer.

                                 SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           RARE MEDIUM GROUP, INC.

                                           By: /s/  Robert C. Lewis
                                              -----------------------------
                                           Robert C. Lewis
                                           Senior Vice President,
                                           General Counsel and Secretary

Dated: April 24, 2002